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                                           LEGG MASON WOOD WALKER, INCORPORATED

                                           100 LIGHT STREET
                                           BALTIMORE, MARYLAND  21202


GREGORY T. MERZ
DEPUTY GENERAL COUNSEL
LEGG MASON LIGHT STREET TRUST, INC.
100 LIGHT STREET
BALTIMORE, MARYLAND  21202




                                                              December 30, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Legg Mason Light Street Trust, Inc.
         Request for Withdrawal of Post-Effective Amendment No. 12 Form N-1A, Rule 485(a)(1)
         File No.: 333-61525; 811-08943; CIK No. 0001067484;
         Accession Number: 0001047469-04-038533

Ladies and Gentlemen:

Pursuant to Rule 477(a) of The Securities Act of 1933 (the "Act"), we respectfully request that Post-Effective Amendment No. 12 under Accession Number 0001047469-04-038533 filed on December 29, 2004, under Rule 485(a)(1)
of the Act be withdrawn. An error was made at the time of the electronic filing under EDGAR in that, through clerical error, important disclosure was inadvertently omitted.

If you need to discuss this withdrawal request, please contact me at (410) 454-5357.

Thank you, in advance for your attention to this request.

                                                  Sincerely yours,

                                                  /s/ Gregory T. Merz

                                                  Gregory T. Merz